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SEC FILE NUMBER
8-47217

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Britehorn Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1401 Lawrence Street, Ste 1600
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bobbi Armstrong	303.717.9869	bobbi@britehorn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, PC
(Name – if individual, state last, first, and middle name)

80 Washington St, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Bobbi Armstrong, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Britehorn Securities LLC, as of 22nd of February, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Bobbi Armstrong

Title: Managing Member

Natesha LaWanda Evans
Notary Public   My Commission Expires on 01/31/2026
Notarized online using audio-video communication

COMMONWEALTH OF VIRGINIA · ELECTRONIC NOTARY PUBLIC
Natesha LaWanda Evans
REGISTRATION NUMBER
7999724
COMMISSION EXPIRES
January 31, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRITEHORN SECURITIES, LLC

Financial Statements
For the Year Ending December 31, 2022
In accordance with Rule 17A-5(d)

BRITEHORN SECURITIES, LLC

TABLE OF CONTENTS

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Members of
Britehorn Securities, LLC
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Britehorn Securities, LLC, as of December 31, 2022, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Britehorn Securities, LLC, as of December 31, 2022, and the results of its operations and its cash flows for the year then ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Britehorn Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 12 through 13 has been subjected to audit procedures performed in conjunction with the audit of Britehorn Securities, LLC's financial statements. The supplemental information is the responsibility of Britehorn Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Britehorn Securities, LLC's auditor since 2021.
Norwell, Massachusetts

February 13, 2023

BRITEHORN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	135,369
Commissions receivable		31,554
Other assets		11,036
Total assets	**$**	**177,959**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions payable	$	39,542
Accounts payable and accrued expenses		530
Total liabilities		40,072
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY (Note 2)		137,887
Total liabilities and members' equity	**$**	**177,959**

The accompanying notes are an integral part of this statement.

BRITEHORN SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2022

REVENUE:			
	Investment banking	$	15,099,422
	Consulting income	$	340,939
	Total revenue	$	15,440,361
EXPENSES:			
	Commissions expense	$	13,303,169
	Regulatory fees and compliance	$	91,464
	Payroll and related expenses	$	129,125
	Professional fees	$	110,112
	Technology and communications	$	10,700
	Rent and occupancy	$	19,971
	Insurance and risk management	$	4,654
	Other operating expenses	$	11,799
	Total expenses	$	13,680,994
NET INCOME		**$**	**1,759,367**

The accompanying notes are an integral part of this statement.

BRITEHORN SECURITIES, LLC
STATEMENT CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2022

BALANCE, December 31, 2021	$ 118,520
Distributions	(1,740,000)
Net income	1,759,367
BALANCE, December 31, 2022	**$ 137,887**

The accompanying notes are an integral part of this statement.

BRITEHORN SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:	
Net income	$ 1,759,367
Adjustments to reconcile net income to cash provided by operating activities:	
Decrease in commissions receivable	180,772
Decrease in other assets	(6,435)
Decrease in commissions payable	(698,502)
Decrease in accounts payable and accrued expenses	(155)
Net cash provided by operating activities	1,235,047
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions to members	(1,740,000)
NET DECREASE IN CASH	(504,953)
CASH, at beginning of year	640,322
CASH, at end of year	$ 135,369

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Britehorn Securities, LLC ("Britehorn Securities or the "Company"), formerly LoHi securities, LLC, is a Colorado limited liability company, organized in 2003 to engage in best efforts underwriting and private placements of securities. The Company's primary activity is investment banking and consulting services.

The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority ("FINRA"). The Company operates pursuant to Footnote 74 of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The ASU did not have a material impact on the Company's financial condition, results of operations or cash flows for the period ending December 31, 2022.

The Company primarily derives its revenues from investment banking services and capital raising activities. Revenue associated with investment banking and capital raising activities is recognized when earned in accordance with the applicable investment banking and placement agent agreements. Consulting and due diligence fees and expense advances received by the Company, along with any related expenses that are incurred, are initially deferred and are recognized only when the services have been provided.

Commissions Receivable

Commissions receivable are stated at actual amounts less an allowance for doubtful accounts. The commissions are receivable from clients on a monthly basis that reflect amounts earned but not yet received. Management has determined that no allowance for doubtful accounts is deemed necessary at December 31, 2022. The Company's policy is not to accrue interest on commissions receivable.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company may account for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes*. FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2019 to 2022 are subject to review by the Internal Revenue Service.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any securities positions as of December 31, 2022.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under provision. At December 31, 2022, the Company had net capital and net capital requirements of $124,327 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.34 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the total value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to recognize ROU assets and lease liabilities for short-term leases that have a lease term of greater that 12 months at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has a noncancelable Membership agreement with an unrelated party for office space which expires in September 2023, which is less than 12 months. Future minimum membership/lease payments are as follows:

Year Ending December 31,	Amount
2023	$18,181

Rent and related membership occupancy costs charged to operations amounted to $19,971 for the year ended December 31, 2022.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties, do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the Company's trading activities, the Company may purchase securities for its own account and may incur losses if the market value of those securities decline subsequent to December 31, 2022.

The Company's financial instruments, including cash and cash equivalents, commissions receivable, other assets, and accrued expenses and other liabilities, are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

As of December 31, 2022, the Company does not have deposits in banks in excess of the FDIC insured amount of $250,000. In general, the company maintains cash balances below the $250,000 insured amount but periodically balances are in excess. To mitigate the risk the company maintains banking relationships with large National Banks, i.e. JP Morgan Chase Bank.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations for the year ending December 31, 2022.

NOTE 5 - CONCENTRATION RISK

The Company records revenue from several different advisory and consulting agreements. For the year ending December 31, 2022, 69% of the Company's revenue was derived from three individual agreements.

NOTE 6 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

BRITEHORN SECURITIES, LLC
SCHEDULES I
COMPUTATION OF NET CAPITAL AND RECONCILIATION PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2022

CREDIT:	
Member's equity	$ 137,887
DEBITS:	
Nonallowable assets:	
Commissions receivable	2,524
Other assets	11,036
Total debits	13,560
NET CAPITAL BEFORE HAIRCUTS AND UNDUE CONCENTRATION	124,327
Haircuts on securities positions	-
Undue concentration	-
NET CAPITAL	124,327
Minimum requirements of 6-2/3% of aggregate indebtedness of $2,673 or $5,000, whichever is greater	5,000
Excess net capital	$ 119,327
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 29,030
Due to Parent	11,042
Total aggregate indebtedness	$ 40,072
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.34 to 1

There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2022.

BRITEHORN SECURITIES, LLC
SCHEDULES II AND III

DECEMBER 31, 2022

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None. The Company is a Non-Covered Firm engaging in Non-Covered Firm Activities no longer deemed to be acting under the (k)(2)(i). Although the Company is no longer eligible to claim an exemption under SEC Rule 15c3-3(k), it is not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013).

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None. The Company is a Non-Covered Firm engaging in Non-Covered Firm Activities no longer deemed to be acting under the (k)(2)(i). Although the Company is no longer eligible to claim an exemption under SEC Rule 15c3-3(k), it is not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013).

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Britehorn Securities, LLC
Denver, Colorado

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Britehorn Securities, LLC stated that Britehorn Securities, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Britehorn Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC state on April 4, 2014. Britehorn Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. Britehorn Securities, LLC management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Britehorn Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.
We have served as the Britehorn Securities, LLC's auditor since 2021.
Norwell, Massachusetts

February 13, 2023

BRITEHORN SECURITIES, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2022

To the best knowledge and belief of Britehorn Securities, LLC:

The Company claimed the Footnote 74 exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934 for the year ending December 31, 2022.

The Company met the Footnote 74 exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2022.

____
Signature

Managing Member
Title

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of
Britehorn Securities, LLC
Denver, Colorado

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Britehorn Securities, LLC(Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
We have served as the Britehorn Securities, LLC's auditor since 2021.
Norwell, Massachusetts

February 13, 2023

BRITEHORN SECURITIES, LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2022

General assessment per Form SIPC-7, including interest	$ 23,062
Less: payments made with Form SIPC-6	(12,550)
Amount paid with Form SIPC-7	**$ 10,512**